SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.4)*

Spare Backup, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

84650T103
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]Rule 13d-1(b)
[x]Rule 13d-1(c)
[ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8450T103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robbins Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

23,303,528

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

23,303,528

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,303,528

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.9%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 8450T103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

T. Robbins Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

23,303,528

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

23,303,528

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,303,528

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.9%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 8450T103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Todd B. Robbins

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

23,303,528

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

23,303,528

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,303,528

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.9%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, $.001 par value (the "Common Stock") of Spare Backup, Inc. (the "Issuer") beneficially owned by the Reporting Persons identified below as of December 31, 2011 and amends and supplements the Schedule 13G filed on August 15, 2008, as previously amended (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):  Robbins Capital Partners, L.P., a Delaware limited partnership ("RCP”), T. Robbins Capital Management, LLC, a Delaware limited liability company and the sole general partner of RCP ("Management"), and Todd B. Robbins, the managing member of Management ("Robbins").

Item 4.Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned:

                         RCP beneficially owns 23,303,528 shares of Common Stock consisting of: (i) 21,275,000 shares of Common Stock, and (ii) warrants exercisable for 2,028,528 shares of Common Stock.

                         Management, as the general partner of RCP, is deemed to beneficially own the 23,303,528 shares of Common Stock beneficially owned by RCP.

                         Robbins, in his capacity as the managing member of Management, is deemed to beneficially own the 23,303,528 shares of Common Stock beneficially owned by RCP.

                         Collectively, the Reporting Persons beneficially own 23,303,528 shares of Common Stock.

(b)Percent of class:

                         The Reporting Persons’ beneficial ownership of 23,303,528 shares of Common Stock represents 7.9% of all the outstanding shares of Common Stock.

(c)Number of shares as to which such person has:

                          (i)Sole power to vote or to direct the vote

                                  Not Applicable.

                          (ii)Shared power to vote or to direct the vote

                                 RCP, Management and Robbins together have shared power to vote or direct the vote of the 23,303,528 shares of Common Stock individually beneficially owned by RCP.

                      (iii)     Sole power to dispose or to direct the disposition of

                                   Not Applicable.

                           (iv)Shared power to dispose or to direct the disposition of

                                   RCP, Management and Robbins together have shared power to dispose or direct the disposition of the 23,303,528 shares of Common Stock individually beneficially owned by RCP.

Item 10.Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 28, 2012

ROBBINS CAPITAL PARTNERS, L.P.
By: T. Robbins Capital Management, LLC, as General Partner

By:  /s/ Todd B. Robbins
             Todd B. Robbins
             Managing Member

T. ROBBINS CAPITAL MANAGEMENT, LLC

By:  /s/ Todd B. Robbins
             Todd B. Robbins
             Managing Member

/s/ Todd B. Robbins
     Todd B. Robbins